Exhibit (a)(11)

NOTICE

June 19, 2001

TO: All Holders of Synthetech Stock Options

FROM: Charlie Williams

SUBJECT: Information Meeting for the Stock Option Exchange Program

______________________________________________________________________

There will be a meeting Thursday, June 21st to discuss the Stock Option Exchange Program for which stock option holders recently received an information package mailed on Friday, June 18th. This is a voluntary meeting, but you are encouraged to attend to help ensure you understand what your choices are under this program.

Meeting Date: Thursday, June 21st

Meeting Time: 2:30 p.m.

Meeting Place: Plant 2 Conference Room

If you have any questions prior to this meeting, please let me know.

Thanks,

Charlie